EXHIBIT C

Circle of Wealth Fund III, LLC

Financial Statements

December 31, 2023 and 2022

Item 3. FINANCIAL STATEMENTS

Index to Audited Financial Statements of Circle of Wealth Fund III, LLC

INDEPENDENT AUDITOR’S REPORT

To the Members

Circle of Wealth Fund III, LLC
Coeur D’Alene, Idaho

Opinion

We have audited the accompanying financial statements of Circle of Wealth Fund III, LLC (the ‘‘Fund’’), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in members’ equity, and cash flows and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circle of Wealth Fund III, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Circle of Wealth Fund III, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Fund has adopted FASB Topic 326, Financial Instruments - Credit Losses. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Circle of Wealth Fund III, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

1

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Circle of Wealth Fund III, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Circle of Wealth Fund III, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Armanino LLP

Armanino LLP
San Ramon, California

April 24, 2024

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Circle of Wealth Fund III, LLC
Balance Sheets
December 31, 2023 and 2022

	2023	2022
ASSETS
Cash and cash equivalents	$1,506,915	$39,517
Mortgage interest receivable, net	46,399	51,859
Interest-only strip receivables, net	69,052	98,901
Prepaids and other assets	77,979	—
	1,700,345	190,277
Mortgage loans receivable held for sale	5,688,980	6,450,882
Allowance for expected loan losses	(100,364)	(40,578)
Deferred loan origination fees	(32,352)	(31,803)
	5,556,264	6,378,501
Finance right-of-use asset, net	813,612	—
Leasehold improvements	161,836	—
	975,448	—
Real estate held	311,279	283,892
Real estate held for sale	1,036,326	311,671
	1,347,605	595,563

Total assets	$9,579,662	$7,164,341

LIABILITIES
Accounts payable and accrued expenses	$9,106	$1,451
Asset management fees payable	12,522	10,077
Performance fee payable	2,607	1,341
Due to related party	—	99,050
Accrued distributions payable	9,337	6,379
Income taxes payable	6,821	7,500
Financing lease liability	710,942	—
Mortgage notes payable	693,707	—

Total liabilities	1,445,042	125,798

MEMBERS’ EQUITY
Membership units, $1,000 par, 50,000 units authorized and 6,587.780 and 6,225.301 units outstanding as of December 31, 2023 and 2022, respectively	6,857,780	6,225,301
Retained earnings	1,276,840	813,242

Total members' equity	8,134,620	7,038,543

Total liabilities and members' equity	$9,579,662	$7,164,341

See accompanying notes.

Circle of Wealth Fund III, LLC
Statements of Income
Years Ended December 31, 2023 and 2022

	2023	2022
REVENUES
Mortgage interest income	$686,670	$498,182
Net gains on sales of loans	131,029	202,639
Loan origination fee income	78,529	87,487
Net gains on sales of real estate owned	48,161	20,509
Late fee and other income	39,389	16,328
Rent revenue	71,016	7,512
Closing fee income	5,882	4,320
Total revenues	1,060,676	836,977

OPERATING EXPENSES
Asset management fees	141,188	96,474
Right of use amortization	18,491	—
Provision for expected loan losses	61,822	96,173
Professional fees	164,286	48,094
Performance fees	83,557	27,663
Property expenses	39,827	—
Interest expense	25,120	—
Other operating expenses	66,943	63,151

Total operating expenses	601,234	331,555

OTHER INCOME
	4,156	—
Interest income
Total other income	4,156	—

NET INCOME	$463,598	$505,422

Income per unit attributable to members	$59.62	$86.87

Weighted average number of membership units outstanding	7,775.830	5,817.899

Distributions declared per unit	$70.83	$69.76

See accompanying notes.

Circle of Wealth Fund III, LLC
Statements of Changes in Members’ Equity
Years Ended December 31, 2023 and 2022

				Total
	Membership Units		Retained	Members’
	Units	Amount	Earnings	Equity

December 31, 2021	3,987.423	$3,987,423	$307,820	$4,295,243
Proceeds from issuance of membership units	3,285.324	3,285,324	—	3,285,324
Distributions declared on membership units	(405.877)	(405,877)	—	(405,877)
Redemption of membership units	(641.569)	(641,569)	—	(641,569)
Net income	—	—	505,422	505,422
December 31, 2022	6,225.301	6,225,301	813,242	7,038,543
Proceeds from issuance of membership units	2,478.369	2,478,369	—	2,478,369
Distributions declared on membership units	(550.780)	(550,780)	—	(550,780)
Redemption of membership units	(1,295.110)	(1,295,110)	—	(1,295,110)
Net income	—	—	463,598	463,598
December 31, 2023	6,857.780	$6,857,780	$1,276,840	$8,134,620

See accompanying notes.

Circle of Wealth Fund III, LLC
Statements of Cash Flows
Years Ended December 31, 2023 and 2022

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$463,598	$505,422
Adjustments to reconcile net income to net cash
provided by operating activities
Provision for expected loan losses	61,822	96,173
Net gains on sales of loans	(131,029)	(202,639)
Net gains on sales of real estate owned	(48,161)	(20,509)
Right of use amortization	18,491	—
Change in operating assets and liabilities
Mortgage interest receivable, net	5,460	(19,099)
Interest-only strip receivables, net	29,849	(38,625)
Prepaids and other assets	(77,979)	—
Accounts payable and accrued expenses	7,655	(14,949)
Asset management fees payable	2,445	3,820
Performance fee payable	1,266	(27,917)
Due to related party	(99,050)	79,599
State tax payable	(679)	(23,150)

Net cash provided by operating activities	213,688	338,126

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(12,171,848)	(15,069,331)
Proceeds from payoffs or sales of mortgage loans receivable	13,063,292	12,832,543
Purchase of real estate owned	(646,008)	(668,788)
Capitalized improvements on real estate owned	(148,219)	(133,991)
Proceeds from sales of real estate owned	812,606	405,956
Payments on finance lease improvements	(161,836)	—

Net cash provided by (used in) investing activities	767,987	(2,633,611)

CASH FLOWS FROM FINANCING ACTIVITIES
Finance lease liability	(121,161)	—
Principal payments on mortgage notes payable	(28,553)	—
Members’ contributions	2,478,369	3,282,324
Members' distributions	(547,822)	(404,101)
Members' capital withdrawals	(1,295,110)	(641,569)

Net cash provided by financing activities	485,723	2,236,654

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,467,398	(58,831)

CASH AND CASH EQUIVALENTS, January 1	39,517	98,348

CASH AND CASH EQUIVALENTS, December 31	$1,506,915	$39,517
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for taxes	$18,846	$14,128

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES
Members' earnings distributions included in accrued distributions payable	$9,337	$6,379
Member subscription liabilities converted to members’ contributions	$—	$3,000
Right of use asset obtained in exchange for lease liability	$832,103	$—
Real estate acquired with mortgage note payable financing	$722,260	$—

See accompanying notes.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 1 – Nature of Operations

Circle of Wealth Fund III, LLC (the “Fund”) is an Idaho limited liability company that was organized to make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied real estate located throughout the United States. The Fund is managed by Secured Investment Corp., a Wyoming corporation (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

The Fund will continue indefinitely unless dissolved under provisions of the operating agreement at an earlier date.

Note 2 – Summary of Significant Accounting Policies

Cash and cash equivalents – The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Risks and uncertainties – The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to fund loans and acquire real estate as well as potential changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Management estimates and related risks – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for expected loan losses (‘‘AELL’’), interest-only strip receivables on loans sold and fair value of real estate held and serving as collateral for Fund loans. Although these estimates reflect management’s best estimate, it is at least reasonably possible that a material change to these estimates could occur in the near term.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience any significant declines, the resulting collateral values of the Fund’s loans and real estate owned will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from disposition of real estate owned could differ significantly from management’s current estimates.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Mortgage loans receivable held for sale, net – Mortgage loans, the majority of which the Fund intends to make available for sale to prospective investors, generally are stated at the lower of cost or fair value. Mortgage loans make up the only class of financing receivables within the Fund’s lending portfolio. Loans are generally originated with terms of one to three years and are interest-only until maturity.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

The Fund has a policy for discontinuing the accrual of interest on loans after payments become greater than 90 days’ delinquent. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for expected loan losses - Mortgage loan receivable balances (i.e., the sum of the unpaid principal, advances, and accrued interest) are analyzed on a periodic basis for ultimate recoverability. For a loan that is deemed collateral dependent for repayment, a provision for expected loan losses is recorded to adjust the AELL to an amount such that the net carrying amount (unpaid principal, advances plus interest accrued, i.e., interest owed net of foregone interest for loans in non-accrual status) is reduced to the lower of the loan balance or the estimated fair value of the related collateral, net of any senior debt and claims, if any, and estimated selling costs.

As of January 1, 2023, the Fund adopted Accounting Standards Codification 326, Financial Instruments – Credit Losses, using the modified retrospective approach, which requires a lifetime current expected credit loss (“CECL”) measurement objective for the recognition of credit losses at the time a loan is originated or acquired. The AELL is adjusted each period for changes in expected lifetime credit losses for loans and accrued interest. The determination of the amount of the AELL considers past events, including historical loss experience, current fair value of collateral and the resultant loan-to-value (“LTV”), current real estate and financial markets, as well as reasonable and supportable forecasts about future economic scenarios.

The forward-looking estimates consider the likelihood that any combinations of events would adversely impact economic conditions and real estate markets where the Fund’s loans are held such that the underlaying real property collateral for the loans would no longer be sufficient to collect the recorded amounts of principal, accrued interest and advances due on the loan.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for expected loan losses (continued) - The number of loans and the short terms for which the loans are written enable a loan-by-loan analysis to determine the risk of loss. The primary determinate in the analysis is the LTV, and consideration of lien position of the deed of trust or mortgage. The analysis also considers the year in which the secured loans were originated. The ultimate collectability of the amounts owed is reliant on the estimation of the current fair value of the real property collateral and the time to maturity. Further, there is no evidence, nor any indication in the analysis, that the ultimate collectability of the amounts owed fluctuates with the time on file or age.

The Fund writes off uncollectible loans and related receivables directly to the AELL account once it is determined the full amount is not collectible. Any amounts collected after a write-off is deemed a recovery. If the loan goes to foreclosure, an updated valuation is performed and the recorded investment in the loan is adjusted to the net realizable value of the real estate to be acquired.

Interest-only strip receivables, net – Interest-only strip receivables represent the present value of residual cash flows the Fund expects to receive on mortgage loans receivable held for sale sold to third-party investors after having been originated by the Fund. The value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables could be affected by external factors, such as changes in the behavior patterns of customers and changes in the strength of the economy; therefore, actual performance could differ from these assumptions. The Fund evaluates the performance of the receivables relative to these assumptions on a regular basis. The Manager negotiates the participation interest to be earned by the Fund for loans sold on a case-by-case basis. The interest-only strip rates earned by the Fund during the year ended December 31, 2023 ranged from 0.5% to 3%. The Fund sold and retained a beneficial interest in the interest-only strip receivables of 108 loans totaling approximately $13,500,000 during the year ended December 31, 2023. The interest- only strip rates earned by the Fund during the year ended December 31, 2022 ranged from 1% to 5%. The Fund sold and retained a beneficial interest in the interest only strip receivables of 73 loans totaling approximately $7,300,000 during the year ended December 31, 2022.

Real estate owned – Real estate purchased is recorded at cost. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write downs are recorded as a charge to operations.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Fair value measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2, and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for expected loan losses. The fair value for impaired secured loans is determined using the sale comparison, income and other commonly used valuation approaches.

The following methods and assumptions were used to estimate the fair value of financial instruments:

●	Mortgage loans receivable (Level 2 and 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

●	Interest-only strip receivables (Level 3). For interest-only strip receivables, the Fund estimates the fair value using internal valuation models. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, such as prepayment and default rates and discount rates appropriate for the type of asset and risk.

●	Real estate owned (Level 2 or Level 3). At the time of foreclosure, real estate owned is recorded at the property’s estimated fair value plus any senior indebtedness, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. The Fund records the real estate held for sale as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the real estate held for sale as nonrecurring Level 3.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Subscription liabilities and subscription funds in transit – The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. The Fund had no subscription liabilities as of December 31, 2023 and December 31, 2022. During the years ended December 31, 2023 and 2022, the Fund did not make any borrowings on the subscription funds.

Deferred loan origination fees – Loan origination fees represent amounts charged by the Fund to the borrowers for such things as points, loan processing fees, underwriting fees, and other similar charges. As the majority of the Fund’s loans are held for sale, the Fund defers recognition of the fees until the loan is sold.

Income taxes – The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Each individual member reports on their federal and state income tax returns their distributive share of Fund income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year.

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2023 and 2022, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Leases - The Fund leases one property under a finance lease agreement. The Fund determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the balance sheet. Finance leases are included in finance lease right-of-use assets and finance lease liabilities on the balance sheet.

ROU assets represent the Fund’s right to use an underlying asset for the lease term and lease liabilities represent the Fund’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the Fund’s lease agreement does not specify an implicit rate, the Fund uses a risk-free rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Fund’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Fund has elected not to recognize right-of-use assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under legacy leasing guidelines. A short-term lease is one with a maximum lease term of 12 months or fewer and does not include a purchase option that the lessee is reasonably certain to exercise.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Change in accounting principle – In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses designed to provide a more forward-looking approach to the estimation of expected credit losses on financial assets. The Fund adopted the standard effective January 1, 2023, using the modified retrospective approach.

Reclassifications – Certain amounts in the financial statements for prior year have been reclassified to conform to the current financial statement presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income or members’ equity.

Subsequent events – The Fund has evaluated subsequent events through April 24, 2024, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

Note 3 – Fund Provisions

The Fund is an Idaho limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement and the Idaho Limited Liability Company Act. The following description of the Fund’s operating agreement and offering circular provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions. The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members representing a majority of the outstanding Fund membership interests may approve or disapprove any of the following matters: (i) the Fund’s merger with or conversion into another entity; (ii) causing the Fund to incur debt which would exceed the amount provided for in the offering circular; (iii) a transaction, not expressly permitted by the operating agreement or offering circular, involving a conflict of interest between the Manager and the Fund; (iv) remove the Manager if: (1) the Manager is convicted or found liable for an act of gross negligence or fraud which materially lowers the net asset value of the Fund, and (2) the holders of at least a majority of the outstanding membership interests vote in favor of such removal; (v) election of a successor manager; (vi) amendments to the operating agreement.

Profits and losses – Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Fund expenses – The Fund shall bear all costs and expenses associated with the operation of the Fund, including, but not limited to, the annual tax preparation of the Fund’s tax returns, any state and federal income tax due, legal fees, accounting fees, filing fees, and any required independent audit reports required by agencies governing the business activities of the Fund, foreclosure costs and expenses associated with the foreclosing on assets, costs associated with force placed insurance, and costs and expenses associated with the disposition of assets.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 3 – Fund Provisions (continued)

Distributions – The Fund will make distributions of one hundred percent of net available proceeds from operations to all members payable monthly. The Fund will make all distributions to the members in proportion to the membership interest they held during the period for which the distribution is declared until each member has received six percent (6%) non-cumulative annual return. If returns are higher than 6% non-cumulative annual return, the remaining funds will be distributed 50% to the members in proportion to their membership interests and 50% to the Manager as a performance fee.

Liquidity, capital withdrawals, and early withdrawals – There is no public market for interests of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least twelve (12) months; and (ii) the member provides the Manager with a written request for a return of capital at least 90 days prior to such withdrawal. Once the withdrawal is approved by the Manager, the Member may only withdraw up to 25% percent of the total withdrawal amount each following calendar quarter until the full amount is withdrawn. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, the amount of Fund reserves and the Fund’s then-current financial condition.

Note 4 – Allowance For Expected Loan Losses

Activity in the allowance for expected loan losses was as follows for the years ended December 31, 2023 and 2022:

	2023	2022

Beginning balance as of January 1	$40,578	$22,894
Write-off loan losses	(2,036)	(78,489)
Provision for expected loan losses	61,822	96,173

Ending balance as of December 31	$100,364	$40,578

Allocation of the allowance for expected loan losses by collateral type for the years ended December 31, 2023 and 2022 consisted of the following:

	2023	2022

Non-owner occupied residential (1-4 units)	$100,364	$40,578

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 5 – Real Estate Owned

Real estate owned as of December 31, 2023 and 2022 consists of the following:

	2023	2022

Real estate held	$311,279	$283,892
Real estate held for sale	1,036,326	311,671

Balance as of December 31:	$1,347,605	$595,563

Real estate owned activity during the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Beginning balance as of January 1	$595,563	$178,231
Purchase of real estate	1,368,268	668,788
Capitalized improvements	148,219	133,991
Sales of real estate owned	(764,445)	(385,447)

Balance as of December 31:	$1,347,605	$595,563

Note 6 – Fair Value of Financial Measurements

There were no assets or liabilities measured at fair value on a recurring basis in 2023 or 2022. It is Fund policy is to recognize transfers at the date of the event or change in circumstances that caused the transfer.

Assets measured at fair value on a nonrecurring basis – Assets are considered to be measured at fair value on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheets. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements that require assets to be assessed for impairment or recorded at the lower of cost or fair value.

Information about Level 3 fair value measurements – The following methods and assumptions were used to estimate the fair value of financial instruments:

Impaired loans – Impairment on loans is measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral, less estimated selling costs, if the loan is collateral-dependent. The fair value is generally estimated using market comparable sales.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements (continued)

Real estate owned – At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The fair value is generally estimated using market comparable sales. There were no real estate owned properties remeasured to fair value as of December 31, 2023 and 2022.

Interest-only strip receivables, net – The Fund estimates the fair value of interest-only strip receivables using an internal valuation model. The fair value of these receivables is determined by estimating the future cash flows using assumptions of key factors, including prepayment and default rates and discount rates appropriate for the type of asset and risk.

There were no liabilities measured at fair value on a nonrecurring basis in 2023. The following table presents the Fund’s assets measured at fair value on a nonrecurring basis at December 31, 2023 (there were no transfers between categories in 2023):

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables, net	$—	$—	$69,052	$69,052
Impaired mortgage loan receivable	—	140,000	—	140,000
	$—	$140,000	$69,052	$209,052

There were no liabilities measured at fair value on a nonrecurring basis in 2022. The following table presents the Fund’s assets measured at fair value on a nonrecurring basis at December 31, 2022 (there were no transfers between categories in 2022):

	Level 1	Level 2	Level 3	Total

Interest-only strip receivables, net	$—	$—	$98,901	$98,901

	$—	$—	$98,901	$98,901

The valuation techniques used for fair value Level 3 nonrecurring assets during the year ending December 31, 2023, are shown in the following table:

		Valuation	Unobservable	Discount
	Fair Value	Technique	Input	Rate

Interest-only strip receivables	$69,052	Discounted cash flow	Discounted Rate	10%

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 6 – Fair Value of Financial Measurements (continued)

The valuation techniques used for fair value Level 3 nonrecurring assets during the year ending December 31, 2022, are shown in the following table:

		Valuation	Unobservable	Discount
	Fair Value	Technique	Input	Rate

Interest-only strip receivables, net	$98,901	Discounted cash flow	Discounted Rate	10%

Note 7 - Mortgage Notes Payable

In March 2023, the Fund entered into a mortgage payable obligation in the amount of $162,220 associated with the purchase of real estate. Commencing in April 2023 and through April 2048, the maturity date, the mortgage requires monthly payments of $885 of principal and interest. The mortgage bears interest at a rate of 4.5%. Additionally, in March 2023, the Fund entered into a second mortgage payable obligation in the amount of $67,519 associated with the purchase of the same real estate. No payments are required until the debt matures in March 2024. This mortgage debt is non-interest bearing. The mortgage note payable had an outstanding balance of $223,403 at December 31, 2023.

In June 2023, the Fund entered into a mortgage payable obligation in the amount of $213,017 associated with the purchase of real estate. Commencing in July 2023 and through December 2048, the maturity date, the mortgage requires monthly payments of $1,103 of principal and interest. The mortgage bears interest at a rate of 5.0%. The mortgage note payable had an outstanding balance of $198,340 at December 31, 2023.

In September 2023, the Fund entered into a mortgage payable obligation in the amount of $279,504 associated with the purchase of real estate. Commencing in October 2023 and through December 2048, the maturity date, the mortgage requires monthly payments of $1,553 of principal and interest. The mortgage bears interest at a rate of 4.75%. The mortgage note payable had an outstanding balance of $271,964 at December 31, 2023.

Interest expense on the mortgage notes payables totaled $8,630 for the year ended December 31, 2023. Future maturities of mortgage notes payable are as follows:

Year ending December 31,
2024	$80,602
2025	13,719
2026	14,385
2027	15,084
2028	15,816
Thereafter	554,101
$693,707

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 8 – Leases

During 2023, the Fund entered into a finance lease for real estate that is scheduled to expire in April 2053. This lease calls for monthly payments of $3,625, including a balloon payment due April 2028. At December 31, 2023, the finance lease ROU asset and finance lease liability amounted to $813,612 and $710,942, respectively.

Additional information related to leases is as follows:

Financing lease cost:
Amortization of ROU asset	$18,491
Interest on lease liability	16,490
Total lease cost	$34,981

Other information:
Cash paid for amounts included in the measurement of lease liabilities	$20,907
ROU asset obtained in exchange for lease obligation	$832,103
Weighted average remaining lease term	29.35 years
Weighted average discount rate	3.64%

Future minimum lease payments under non-cancelable leases as of December 31, 2023 were as follows:

Year ending December 31,
2024	$39,486
2025	43,503
2026	43,503
2027	43,503
2028	644,665
Less: imputed interest	(103,718)
$710,942

Note 9 – Related Party Transactions

Loan origination fees – At the closing of a target asset, a borrower will pay origination points. The origination points shall be disbursed at the closing of a target asset in the following manner: 80% to the Manager or an affiliated company and 20% to the Fund. The Fund recognized loan origination fees of $78,529 and $87,487 for the years ended December 31, 2023 and 2022, respectively.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 9 – Related Party Transactions (continued)

Loan servicing fees – Fund loans are serviced by a third-party servicer and a related party servicer selected by the Manager. The loan servicing companies will receive compensation from the Fund for performing these loan servicing activities. The loan servicing companies may also be entitled to retain up to 100% of any late fees and all fees for payoff demand statements and related documents and return check charges. Loan servicing fees amounted to $19,106 and $5,856 for the years ended December 31, 2023 and 2022, respectively, and are included in the other operating expenses on the accompanying statements of income.

Asset management fees – The Manager earns asset management fees of 1.75% of the Fund’s total asset base as of the last day of the calendar month. The asset management fees are payable beginning on the first day of the first calendar month after the first deployment. Asset management fees earned by the Manager amounted to $141,188 and $96,474 for the years ended December 31, 2023 and 2022, respectively. Asset management fees payable were $12,522 and $10,077 at December 31, 2023 and 2022, respectively.

Performance fees – As described in Note 3, after payment to members of a priority return, the Manager is eligible to receive performance fees. Performance fees earned by the Manager amounted to $83,557 and $27,663 for the years ended December 31, 2023 and 2022. Performance fees payable were $2,607 and $1,341 at December 31, 2023 and 2022, respectively.

Due to related party – There were no amounts due to the Manager at December 31, 2023. The Fund had a payable to the Manager of $99,050 for payments made by the Manager on behalf of the Fund at December 31, 2022.

Operating expenses – The Manager shall be entitled to reimbursement by the Fund for all reasonable and customary expenses incurred in the formation of the Fund and in the ongoing management of the Fund.

Loan brokerage fees – For its services in connection with the selection and origination of Fund loans, the Manager charges loan brokerage fees to the borrowers. These fees are paid directly by the borrowers and are not expenses of the Fund.

Rehabilitation services – Arnold Professional Holdings, Inc. (APH), a Washington corporation, is owned by the Chief Executive Officer (CEO) of the Manager. APH is a Washington licensed, bonded, and insured general contractor. APH provides general construction services to the Fund in the state of Washington, which may include repairing, renovating, and improving real estate investments. APH will receive compensation for its services equal to cost plus twenty percent (20%) plus up to an additional fifteen percent (15%) bonus on the net profit from the sale of the real estate investment after deducting all costs (including rehabilitation expenses) and selling expenses.

During the years ended December 31, 2023 and 2022, the Fund paid $289,014 and $129,482 in rehabilitation services, including compensation as described above, to APH.

Selling expenses – The CEO of the Manager, is a licensed real estate agent with Keller Williams. The CEO will be retained as the exclusive listing agent for all real estate investments in the state of Washington. The Fund will pay the customary six percent (6%) real estate commission for all real estate investment sold to be shared equally by the listing agent and buyer’s agent unless otherwise agreed.

In addition, there will be instances where a real estate investment listing will be given to a licensed real estate agent in another market who pays a referral fee for the listing. It is not uncommon for a referring agent to receive a 20%-40% share of the commission which will be paid to the listing agent in that market.

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages with the following characteristics as of December 31, 2023:

	2023	2022
Number of secured loans outstanding	40	49
Total secured loans outstanding	$5,688,980	$6,450,882
Average secured loan outstanding	$142,224	$131,651
Average secured loan as a percentage of total loans	2.50%	2.04%
Average secured loan as a percentage of members' equity	1.75%	1.87%
Largest secured loan outstanding	$354,002	$227,500
Largest secured loan as a percentage of total loans	6.22%	3.53%
Largest secured loan as a percentage of members' equity	4.35%	3.23%
Number of secured loans over 90 days past due in
interest and still accruing	—	—
Approximate investment in secured loans over 90 days
past due in interest and still accruing	—	—
Number of secured loans in foreclosure	1	1
Approximate principal of secured loans in foreclosure	$84,000	$64,000
Number of secured loans on non accrual status	2	1
Approximate investment in secured loans on non accrual status	$224,000	$64,000
Number of secured loans considered to be impaired	1	1
Approximate investment in secured loans considered to be impaired	$140,000	$64,000
Average investment in secured loans considered to be impaired	$70,000	$32,000
Approximate amount of foregone interest on loans considered to be impaired	$20,000	$2,500
Estimated amount of impairment on loans considered to be impaired (included	70,000

in the allowance for expected loan losses)		$10,000
Number of secured loans over 90 days past maturity	1	—
Approximate principal of secured loans over 90 days past maturity	$84,000	$—
Number of states where security is located	19	19
Number of counties where security is located	29	40

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

The Fund’s secured loans are located in various states as follows:

	2023		2022
	Loan Balances	Percentage	Loan Balances	Percentage

Pennsylvania	$805,380	14.16%	$719,465	11.15%
Missouri	776,272	13.64%	—	—
Ohio	—	—	774,321	12.00%
Illinois	—	—	651,500	10.10%
Other *	4,107,328	72.20%	4,305,596	66.75%
	$5,688,980	100%	$6,450,882	100%

* Other does not include any states with loan concentrations greater than 10%.

The Fund’s secured loans are located in various counties as follows:

	2023		2022
	Loan Balances	Percentage	Loan Balances	Percentage
Saint Louis City, Missouri	$622,272	10.94%	$—	—%
Other *	5,066,708	89.06%	6,450,882	100%
	$5,688,980	100%	$6,450,882	100%

* Other does not include any counties with loan concentrations greater than 10%.

The following categories of secured loans were held as follows:

	2023	2022
First trust deeds or mortgages	$5,688,980	$6,450,882
Loans by type of property
Non-owner occupied residential (1-4 units)	$5,688,980	$6,450,882

The schedule below presents the status of the secured loans with regards to interest payments as follows:

	2023	2022
Days outstanding
Current (0 to 30 days)	$5,464,980	$6,173,382
31 to 90 days	—	213,500
91 days and greater	224,000	64,000
	$5,688,980	$6,450,882

The future maturities of secured loans are as follows:

Year ending December 31,
2024	$4,746,332
2025	713,847
2026	—
2027	228,800
$5,688,900

Circle of Wealth Fund III, LLC
Notes to Financial Statements

Note 10 – Loan Concentrations and Characteristics (continued)

Scheduled maturities for 2024 include 3 loans totaling approximately $321,000 that were past due at December 31, 2023. Due to the fact that the Fund’s loans are held for sale there is a likelihood that loans will be sold before maturity. Therefore, the above tabulation is not a forecast of future cash collections.

Note 11 – Commitments and Contingencies

Legal proceedings – The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

Recission Offer –The Manager is in the process of amending the Fund’s Offering Circular to further clarify the terms of the recission offer described in the Offering Circular as filed with the Securities & Exchange Commission on April 6, 2020. The Fund intends to offer to repurchase membership interests from Fund members who purchased membership interests between August 30, 2019 and December 20, 2019, subject to requalification of the offering by the Securities & Exchange Commission. The recission offer would allow investors to receive a refund of their investment at the price of their initial capital contribution, plus interest at the current statutory rate per year (as determined by state law in the state the investor resides), from the date they were purchased through the date the investor elects to rescind minus any income received on the membership interests during the time they were held by the investor. The Manager is continuing to work with state regulators to resolve this matter and intends to amend its Offering Circular in cooperation with the state regulators.